Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State of Incorporation/Country

DPMG, Inc.	Delaware
South Padre Island Development, LLC	Delaware
Presidential Golf Club, LLC	Maryland
Lake Presidential Beverage Company, Inc.	Delaware
Landmark of Spain, Inc.	Delaware
LML Caribbean, LTD	St. Lucia
Landmark Developments of Spain, S.L.	Spain
Apes Hill Development SRL	Barbados